Exhibit 21
LIST OF SUBSIDIARIES OF THE REGISTRANT

The following are the subsidiaries of SoFi Technologies, Inc. as of December 31, 2024, omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	State or Other Jurisdiction of Organization
Social Finance Inc.	DE
SoFi Bank N.A.	UT